Exhibit 10.1
Summary of Non-Employee Director Compensation
Non-employee directors receive an annual compensation package valued at $140,000. One half of a director’s annual compensation, or $70,000, will be paid in cash, and one-half will be in equity awards. The equity portion of a director’s compensation will be divided equally between time-vested restricted stock units and stock options to purchase Belo’s Series B common stock. Directors who serve as committee chairs receive an additional $10,000 in cash. The director who serves as lead director receives an additional $30,000 in cash; and the non-executive chair receives an additional $60,000 in cash. No additional fee is paid to directors for attendance at Board and committee meetings.
Director stock option awards are valued according to the Black Scholes method of option pricing, with the exercise price equal to the closing price of Series A shares of Company common stock on the date of grant. Options vest one year from the date of grant and expire ten years from the date of grant. Directors may also elect to take up to 100% of their cash portion of annual base compensation in stock options.
Directors’ time-vested restricted stock units have dividend equivalent rights beginning after the first full quarter following the date of grant. The restricted stock units vest one year from the date of grant, and will pay out two years following the vesting date (i.e., three years from the date granted). Each grant will be paid 60% in Belo Series A common stock and 40% in cash. If a director leaves the Board for any reason during the vesting period (the first year of grant), the director will receive a proportionate amount of the grant, paid on the regular distribution date three years following the date of the original grant. Directors leaving after vesting but before payout will receive full payment on the regular distribution date of the grant.